Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated June 8, 2009, relating to the consolidated financial statements and financial statement schedule of ABIOMED, Inc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of Financial Accounting Standards Board Statement No. 109, effective April 1, 2007) and the effectiveness of ABIOMED, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of ABIOMED, Inc. for the year ended March 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 8, 2009